1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Months of October and December 2005

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Announcement of the selected unaudited key performance indicators, dated October 19, 2005	A-1

1.2	Announcement of the renewal of continuing connected transactions, dated December 15, 2005	B-1

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: December 16, 2005	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

3

Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

Announcement

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the Board announces certain selected unaudited key performance indicators of the Group for the first three quarters of 2005.

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first three quarters of 2005.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

	As at 30 June 2005/For the period from 1 January 2005 to 30 June 2005	As at 30 September 2005/ For the period from 1 January 2005 to 30 September 2005
Local Access Lines in Service (Million)	202.40	206.86
including: Residential (Million)	116.35	117.29
Enterprise (Million)	20.14	20.55
Public Telephone (Million)	13.25	13.71
Wireless Local Access (Million)	52.66	55.31
Net Add of Local Access Lines in Service (Million)	15.75	20.21
Broadband Subscribers (Million)	17.37	19.17
Net Add of Broadband Subscribers (Million)	3.53	5.33
Local Voice Usage (Million Pulses)	218,905	332,100
Domestic Long Distance Usage (Million Minutes)	45,145	68,877
International (including Hong Kong, Macau and Taiwan)
Long Distance Usage (Million Minutes)	819	1,254
Usage of “SMS over PAS” (Million Message)	7,347	11,925
PAS color ring tone subscribers (Million)	10.0	13.0

A-1

Our Group’s business continued to grow steadily during the first three quarters of 2005, with net addition of access lines in service for the first three quarters reached 20.21 million. Access lines in service as of 30 September 2005 reached 207 million, including 55.31 million of wireless local access service subscribers. Same as the third quarter of last year, the Group experienced a slow down in subscriber growth in the third quarter of 2005 as compared with the first half of 2005 due to the seasonal effect and the Group’s value enhancing targeted marketing initiatives. However, voice ARPU was maintained relatively stable. Value-added services and Internet business continued favorable growth momentum. Operating revenue for the first three quarters of 2005 reached RMB126.776 billion. Excluding the amortization of upfront connection fees, operating revenue for the first three quarters of 2005 reached RMB121.680 billion, representing an increase of 6.4% (Note) over the same period of last year.

Note: The relevant financial and business data in this announcement assumes the Group had been operating in the current service areas (20 municipalities, provinces and autonomous regions) since the beginning of 2004.

The Group will endeavour to maintain the stable development of wireline voice business, while strengthening the development of broadband Internet services and value-added services, pursuing the operation of mobile business proactively and controlling operating costs and capital expenditure strictly. The Group will continue to actively effect our strategic transformation into a “modern integrated information services provider”, pursue the convergence and innovation of multi-services, multi-networks and multi-terminals, provide customers with “Triple-play” services of voice, data and video and realise the extension of our service value chain, with a view to driving our sustainable development and creating value for our shareholders.

The Board wishes to remind investors that the above financial and business data are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and joint company secretary, Mr. Wei Leping as the executive vice president, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, PRC

19 October 2005

A-2

Exhibit 1.2

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

Renewal of Continuing Connected Transactions

Summary

The Agreements, which are entered into between the Company and/or its subsidiaries and China Telecommunications Corporation and/or its other subsidiaries, have been renewed on December 15, 2005 for one year from January 1, 2006 to December 31, 2006.

As China Telecommunications Corporation is the Company's controlling shareholder (such term as defined under the Hong Kong Listing Rules), the transactions contemplated under the Agreements constitute continuing connected transactions of the Company for the purposes of Chapter 14A of the Hong Kong Listing Rules. As each of the percentage ratios (other than the profits ratio) of each of the transactions contemplated under the Agreements is, on an annual basis, less than 2.5%, they therefore fall under Rule 14A.34 of the Hong Kong Listing Rules. Accordingly, the Company is subject to the reporting and announcement requirements set out under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules in respect of the Agreements, but is exempt from the requirements of independent shareholders' approval under the Hong Kong Listing Rules.

Introduction

Reference is made to the Announcement, in which the Company announced that the Company and/or its subsidiaries have entered into, among others, the following agreements with China Telecommunications Corporation and/or its other subsidiaries:

1.	the Centralized Services Agreement;

2.	the Comprehensive Services Agreement;

3.	the Property Leasing Agreements;

4.	the IT Services Agreements; and

5.	the Equipment Procurement Agreements.

As disclosed in the Announcement, the Company will, upon any variation or renewal of the Agreements, comply in full with all applicable requirements set out in Chapter 14A of the Hong Kong Listing Rules.

Each of the Agreements has a term expired on December 31, 2004, which can be renewed for further periods of one year unless it is terminated in accordance with its provisions. As disclosed in the Subsequent Announcement, the Agreements were renewed in accordance with their respective provisions on December 30, 2004.

On December 15, 2005, each of the Agreements has been further renewed for one year from January 1, 2006 to December 31, 2006 in accordance with their respective provisions.

Connection between the parties

As the Agreements are entered into between the Company and/or its subsidiaries and China Telecommunications Corporation and/or its other subsidiaries, and as China Telecommunications Corporation is the Company’s controlling shareholder (such term as defined under the Hong Kong Listing Rules), the transactions contemplated under the Agreements constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Hong Kong Listing Rules.

The Agreements

The Agreements have been automatically renewed, and (except for the Centralized Services Agreement) the substance of the terms of each Agreement has remained unchanged. We will not be setting out in this announcement the commercial background of, and reasons for such Agreements, which are detailed in the Prospectus and the Announcement.

Centralized Services Agreement

The Centralized Services Agreement relates to the provision of centralized services, such as the Company’s provision of management business to customers of China Telecommunications Corporation, and the Company’s use of international telecommunications facilities of China Telecommunications Corporation. It was entered into between the Company and China Telecommunications Corporation on September 10, 2002, and was subsequently supplemented by supplemental agreements dated October 26, 2003 and April 13, 2004. The Centralized Services Agreement has a term expired on December 31, 2004, which can be renewed for further periods of one year unless the Company provides three months’ written notification to China Telecommunications Corporation of its intention not to renew it.

The apportionment of the aggregate costs for the provision of management business is pro rata in accordance with the revenues generated by each party. The apportionment of costs incurred for the use of international telecommunications facilities is pro rata in accordance with the volume of international calls handled by each party.

The Company and China Telecommunications Corporation entered into a supplemental agreement in relation to the Centralized Services Agreement on December 15, 2005 (“Supplemental Agreement”). The Supplemental Agreement amended the scope of the centralized services by including in the Centralized Services Agreement the management and operation services provided by the Company to China Telecommunications Corporation, and amended the Centralized Services Agreement to make it, in addition to being applicable to both parties, also applicable to the subsidiaries and branches of the parties as well as any entities controlled by them. Except for the abovementioned amendments, other material terms and conditions of the original Centralized Services Agreement remain unchanged.

Comprehensive Services Agreement

The Comprehensive Services Agreement relates to the provision of comprehensive services by China Telecommunications Corporation to the Company, including the procurement of telecommunications equipment such as optic fibers, network designs, software upgrade, system integration, manufacture of calling cards and so on. It was entered into between the Company and China Telecommunications Corporation on April 13, 2004. The Comprehensive Services Agreement has a term expired on December 31, 2004, which can be renewed for further periods of one year unless terminated by either party with at least three months’ written notification to the other party.

The comprehensive services under the Comprehensive Services Agreement are provided at:

1.	the government prescribed prices;

2.	where there are no government prescribed prices but where there are government guided prices, the government guided prices;

3.	where there are no government prescribed prices nor government guided prices, the market price, which is the price at which the same type of comprehensive services are provided by Independent Third Parties in the ordinary course of business; and

4.	where none of the above is applicable, the price to be agreed between the parties, which shall be the reasonable costs incurred in providing such services, together with a reasonable profit margin.

Property Leasing Agreements

Certain subsidiaries of the Company and certain subsidiaries of China Telecommunications Corporation entered into the Property Leasing Agreements from October 2002 to April 2004, in relation to the lease of properties by the former to the latter, and vice versa. Each Property Leasing Agreement has a term expired on December 31, 2004, which can be renewed for further periods of one year, unless the relevant subsidiary of the Company provides three months’ written notification to the relevant subsidiary of China Telecommunications Corporation of its intention not to renew it.

The rental charge in respect of the property which is subject to each Property Leasing Agreement is determined based on market rates, with reference to amounts stipulated by local price bureaus, taking into consideration the specific needs of the PRC telecommunications industry. The rental charges under each Property Leasing Agreement is subject to review each year.

IT Services Agreements

Certain subsidiaries of the Company and certain subsidiaries of China Telecommunications Corporation entered into the IT Services Agreements from October 2002 to April 2004, in relation to the provision of certain information technology services, such as office automation and software adjustment, by the latter to the former. Each IT Service Agreement has a term expired on December 31, 2004, which can be renewed for further periods of one year, unless the relevant subsidiary of the Company provides three months’ written notification to the relevant subsidiary of China Telecommunications Corporation of its intention not to renew it.

The relevant subsidiary of China Telecommunications Corporation has the right to participate in the bidding for the right to provide the relevant subsidiary of the Company with services under a particular IT Services Agreement, and the charges payable are determined by reference to market rates as reflected by prices obtained through the tender process. Where the terms of an offer from a subsidiary of China Telecommunications Corporation is at least as favorable as that offered by another bidder which is an Independent Third Party, the relevant subsidiary of the Company may award the tender to the relevant subsidiary of China Telecommunications Corporation.

Equipment Procurement Agreements

Certain subsidiaries of the Company and certain subsidiaries of China Telecommunications Corporation entered into the Equipment Procurement Agreements from October 2002 to April 2004, in relation to the provision of comprehensive procurement services, including the management of tenders, verification of technical specifications and installation services, by the latter to the former. Each Equipment Procurement Agreement has a term expired on December 31, 2004, which can be renewed for further periods of one year, unless the relevant subsidiary of the Company provides three months’ written notification to the relevant subsidiary of China Telecommunications Corporation of its intention not to renew it.

The commission charges payable for such services are calculated, at the maximum, at:

1.	in respect of imported telecommunications equipment, 1% of the contract value; or

2.	in respect of domestic telecommunications equipment and other domestic non-telecommunications materials, 3% of the contract value.

Annual Caps

We set out below the maximum aggregate annual values (the “Annual Caps”) for the year ended December 31, 2005, which have been disclosed in the Subsequent Announcement, together with the Annual Caps for the year ending December 31, 2006, for each of the transactions contemplated under the Agreements:

Agreements	Annual Caps for the year ended December 31, 2005	Annual Caps for the year ending December 31, 2006
Centralized Services Agreement	RMB800 million (equivalent to HKD769 million)	RMB700 million (equivalent to HKD673 million)

Comprehensive Services Agreement	RMB1,070 million (equivalent to HKD1,029 million)	RMB970 million (equivalent to HKD933 million)

Property Leasing Agreements	RMB440 million (equivalent to HKD423 million)	RMB500 million (equivalent to HKD481 million)

IT Services Agreements	RMB320 million (equivalent to HKD308 million)	RMB320 million (equivalent to HKD308 million)

Equipment Procurement Agreements	RMB470 million (equivalent to HKD452 million)	RMB470 million (equivalent to HKD452 million)

As far as the Company is aware, none of the Annual Caps for the year ended December 31, 2005 has been exceeded as at the date of this announcement. Each of the Annual Caps for the year ending December 31, 2006 has been determined by reference to the nature of the transactions contemplated under each of the Agreements, the existing scale and operations of the Company’s business, and the business plan of the Company for the year ending December 31, 2006. The Board (including the independent non-executive directors of the Company) is of the view that the Agreements have been entered into in the ordinary and usual course of business of the Group, that they are (i) on normal commercial terms; or (ii) should there be no comparable terms, on such terms which shall be no less favorable than that provided to Independent Third Parties or (if applicable) that provided by Independent Third Parties, that they have been implemented in accordance with the terms contained therein, and that they are fair and reasonable and in the interests of the Company’s shareholders as a whole.

As each of the percentage ratios (other than the profits ratio) of each of the transactions contemplated under the Agreements is, on an annual basis, less than 2.5%, they therefore fall under Rule 14A.34 of the Hong Kong Listing Rules. Accordingly, the Company is subject to the reporting and announcement requirements set out under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules in respect of the Agreements, but is exempt from the requirements of independent shareholders’ approval under Chapter 14A of the Hong Kong Listing Rules. Details of the Agreements will be disclosed in the Company’s next published annual report and accounts, as required under Rule 14A.46 of the Hong Kong Listing Rules.

Definitions

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Agreements”	the Centralized Services Agreement, the Comprehensive Services Agreement, the Property Leasing Agreements, the IT Services Agreements and the Equipment Procurement Agreements

“Announcement”	the announcement dated April 13, 2004 issued by the Company in relation to, among others, certain continuing connected transactions of the Company

“Board”	as of the date of this announcement, the board of directors consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and joint company secretary, Mr. Wei Leping as the executive vice president, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

“Centralized Services Agreement”	the centralized services agreement entered into between the Company and China Telecommunications Corporation on September 10, 2002 (as supplemented by supplemental agreements dated October 26, 2003, April 13, 2004 and December 15, 2005) in relation to the provision of centralized services

“China Telecommunications Corporation”	China Telecommunications Corporation (\raster(60%,p)=“c02”), a state-owned enterprise established under the laws of the PRC on May 17, 2000 and the controlling shareholder of the Company, its principal business including the provision of telecommunications services in the PRC, such as the operation of domestic and international fixed telecommunications networks and facilities, and voice, data, image and multimedia communication on fixed telecommunications networks and information services

“Company” or “we”	China Telecom Corporation Limited (\raster(60%,p)=“c03”), a joint stock limited company incorporated in the PRC with limited liability on September 10, 2002, its principal business including the provision of telecommunications services in the business regions within the PRC as authorized by the relevant regulatory department of the PRC, such as the operation of domestic and international fixed telecommunications networks and facilities, and voice, data, image and multimedia communications on fixed telecommunications networks and information services

“Comprehensive Services Agreement”	the comprehensive services agreement entered into between the Company and China Telecommunications Corporation on April 13, 2004 in relation to the provision of comprehensive services

“connected person”	as defined under the Hong Kong Listing Rules, and the term “connected persons” shall be construed accordingly

“Equipment Procurement Agreements”	the equipment procurement agreements entered into between certain subsidiaries of the Company and certain subsidiaries of China Telecommunications Corporation from October 2002 to April 2004 in relation to the provision of comprehensive procurement services

“Group”	the Company, together with all of its subsidiaries

“HKD”	Hong Kong Dollars, the lawful currency of Hong Kong. For convenience only, the amounts in Hong Kong Dollars set out in this announcement are translated from Renminbi at HKD1.00 = RMB1.04. Such translation should not be construed as representations that the amounts in one currency actually represent, or could be converted into, the amounts in another currency at the rate indicated, or at all

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Independent Third Party”	an entity which is independent of and not connected to the Company or its connected persons, and which is not a connected person of the Company, and the term “Independent Third Parties” shall be construed accordingly

“IT Services Agreements”	the agreements entered into between certain subsidiaries of the Company and certain subsidiaries of China Telecommunications Corporation from October 2002 to April 2004 in relation to the provision of certain information technology services

“PRC”	the People’s Republic of China (excluding, for the purposes of this announcement, Hong Kong, Macau and Taiwan)

“Property Leasing Agreements”	the property leasing agreements entered into between certain subsidiaries of the Company and certain subsidiaries of China Telecommunications Corporation from October 2002 to April 2004 in relation to the lease of properties

“Prospectus”	the prospectus of the Company dated November 6, 2002

“RMB”	Renminbi, the lawful currency of the PRC

“Subsequent Announcement”	the announcement dated December 30, 2004 issued by the Company in relation to the renewal of the continuing connected transactions of the Company

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, December 15, 2005